UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Press Release
02.01.2017

January-December

Results: BBVA earns €3.48 billion

in 2016 (+31.5%)

•	Income: Net interest income increased 3.9% in 2016 (+14.9% stripping out the impact of currencies). The fourth quarter was the year’s highest (€4.39 billion). Cost-containment efforts improved the efficiency ratio (51.9% in 2016)

•	Risks: BBVA Group’s NPL ratio improved to 4.9% in December (from 5.4% at the end of 2015), with coverage ratio of 70%

•	Capital: BBVA reached a fully-loaded CET1 ratio of 10.90%, after generating 58 basis points in the year. The Group maintains its 11% target for 2017

•	Transformation: At the end of December 2016, BBVA’s digital customer base stood at 18.4 million (+20% y-o-y). Mobile customers grew 38% to 12.4 million

•	Dividend: BBVA plans to implement the shareholder remuneration policy announced in 2013, which aims to distribute between 35% and 40% of profits to dividend payouts, with a 100% cash dividend

The BBVA Group earned €3.48 billion in 2016, up 31.5% from the previous year and its highest figure since 2010. Solid performance of recurring revenues, moderation in operating expenses, and a drop in impairment losses on financial assets are the key drivers of this growth.

“In 2016, our profit has grown strongly thanks to the Group’s geographic diversification and business model,” said BBVA Executive Chairman Francisco González. “In addition to managing the short term, we have made remarkable progress in our transformation journey, which benefits mainly the customer,” he added.

In accordance with its shareholder remuneration policy announced in October 2013, BBVA intends to distribute between 35% and 40% of profits to dividend payouts, with a 100% cash dividend policy. The Group is also proposing a final Dividend Option scheme that would be paid in April 2017 in the amount of €0.13 per share approximately, provided that it is approved by the Annual General Meeting and the Board. Going forward, there would be two dividend payouts per year, tentatively in October and April of the following year.

02.01.2017

As for results, it should be noted that the y-o-y changes noted below include several impacts: the depreciation of exchange rates, the change in the scope of consolidation due to the incorporation of Catalunya Banc on April 24, 2015, and the acquisition of an additional 14.89% stake in Turkish bank Garanti, which has been incorporated into the Group’s financial statements using the full consolidation method since Q3-15.

The net attributable profit in 2016 includes a negative impact of €404 million (after tax) related to a gross provision of €577 million, booked in Q4-16, to cover possible future claims as a result of the resolution of Court of Justice of the European Union (CJEU) on mortgage floor clauses in loans to customers in Spain.

Net interest income (NII) rose to €17.06 billion in 2016, up 3.9% compared to the previous year, (+14.9% at constant exchange rates). This positive behavior was the result of, essentially, activity growth in emerging markets and the resilience of customer spreads in developed markets, with interest rates that remain at all-time lows. The NII in Q4-16 was the highest of the year: €4.39 billion. On the other hand, commissions and fees, which were dragged down due to lower activity in markets and investment banking, remained at levels similar to those of 2015 (+0.3% y-o-y, +8.5% excluding currency impacts).

Gross income stood at €24.65 billion, up 4.1% y-o-y (+14.2% at constant exchange rates). The strength of recurring revenues, in combination with NTI’s positive contribution, drove growth under this heading.

For yet another quarter, the impact of cost containment efforts was evident. This helped operating expenses to grow (+3.9% y-o-y, +11.9% at constant exchange rates) below the rate of increase in gross income for the year as a whole. All this, despite the fact that Catalunya Banc’s expenses were included from the beginning of 2016, while in 2015 they started being taken into account since April 24. The Group also registered Garanti’s operating expenses using the method of full integration from Q3-15, but in 2016 that item was included from January. Other noteworthy impacts were high inflation rates in certain geographies and the negative impact of the exchange rate depreciations on cost headings denominated in currencies other than the euro.

A positive evolution of operating expenses allowed the efficiency ratio to close at 51.9% in 2016, down 51 basis points from 52.4% a year ago (at constant exchange rates and with Turkey in comparable terms).

In this context, operating income for 2016 came to €11.86 billion (+4.4% y-o-y, +16.9% at constant exchange rates).

Risk indicators continued to improve progressively throughout the year. The NPL ratio closed in December at 4.9%, below September levels (5.1%) and 48 basis points below the December 2015 figure. On the other hand, the coverage ratio fell slightly from September to 70%. Also, the cumulative cost of risk decreased to 0.84% (vs. 0.92% in the first 9 months of 2016 and 1.06% in 2015).

02.01.2017

In terms of capital adequacy, capital ratios showed strength. The fully loaded CET1 capital ratio came at 10.90%, up 58 basis points from December 2015 levels. In the last quarter of the year, the ratio slipped slightly, affected by high market volatility, among other impacts. In this context, BBVA confirms its target of reaching an 11% CET in 2017. Also, the bank maintained its high capital quality, reaching a fully-loaded leverage ratio of 6.5% at the end of December, which compares very favorably with the average of its European peers.

Regarding bank’s activity, year-end figures in both gross lending (€430.47 billion) and customer deposits (€401.47 billion) remained at very similar levels compared to the previous year.

These accounts can also be analyzed with a comparable scope of consolidation in Turkey. BBVA increased its stake in Garanti in July 2015, an operation that has an impact in y-o-y comparisons. Taking into account Garanti’s stake in homogeneous terms, i.e. as if it had been incorporated since January 1, 2015, the y-o-y rates of change would have been the following: NII fell 3.6% y-o-y in 2016 (+7.0% stripping out currency impact), while the gross income fell 2.2% (+7.7% at constant exchange rates). On the other hand, operating income slid 3.1% (+8.9% excluding currency impact).

Tranformation of the bank

As of December 2016, 18.4 million customers interact with the bank via digital channels (+20% compared to a year earlier). Of these, 12.4 million are mobile customers, up 38% y-o-y.

      Digital Customers – BBVA Group

      (Million, % penetration)

      Mobile Customers – BBVA Group

      (Million, % penetration)

“We have redefined our value proposition this year in order to help people make the best decisions in their lives and in their businesses,” said BBVA CEO Carlos Torres Vila. “As our new tagline states, we want to create opportunities for our clients.”

02.01.2017

One of the bank’s goals is to boost digital sales across all franchises. Spain and the United States are two regions where the trend was more evident in 2016. In Spain, the percentage of transactions conducted through digital channels was 17.1% in 2016, compared to 8.4% in 2015. In the U.S., the percentage grew from 9.3% last year to 19.9% in 2016. Digital sales also gained momentum across the rest of regions. In 2016, digital accounted for 15.2% of total sales in South America, 11.9% in Mexico and 26.1% in Turkey, the country with the highest figure.

The main highlights of each business area are detailed below.

Once again, banking activity in Spain showed great resilience in a complex environment with interest rates at all-time lows. Net interest income fell 2.9% in 2016, partly as a result of lower activity in mortgages and with public institutions. Synergies from Catalunya Banc’s integration started to show in Q4-16. These synergies will be more visible in 2017. On the other hand, the drop in impairment losses on financial assets –down 42.7% compared to 2015– also contributed to the results. The NPL ratio continued improving to 5.8% (vs. 5.9% in September), with a 53% coverage. The net attributable profit in 2016 stood at €912 million, down 16% y-o-y. This figure is impacted by the provision related to floor clauses. Excluding this impact (€404 million, after tax), the attributable profit grew 21.2% in y-o-y terms.

Regarding the balance sheet, new loan production reflected the increasing trend observed throughout the year. New mortgages grew 5.5% in y-o-y terms, while new consumer loans grew 36.2%.

Spain reduced its net exposure to real-estate business by 16.8% during the year, to €10.31 billion at the end of December. This business area presented a cumulative result in 2016 of €-595 million, compared to €-496 million in the previous year.

BBVA’s result in Spain in 2016 -combining banking and real estate activities – reached €316 million (-46.3% y-o-y). Excluding the impact of the floor clause provision, the attributable profit would have increased 22.2%.

To better explain the business trends in the areas that use a currency other than the euro, the variation rates described below refer to constant exchange rates.

United States saw a good performance of recurring revenues. The cumulative net interest income grew 7.6%, partly driven by the interest rate hike by the Federal Reserve in December. Despite a fall in Q4-16, commissions and fees continued to evolve positively and grew 3.2% for the year as a whole. Gross income growth (+2.5% in 2016) was hindered by the drop in NTI, which was also dragged down by market conditions. However, cost containment efforts (up 1.7% in 2016) drove operating income to a 4.3% growth y-o-y. Impairment losses on financial assets continued decreasing in Q4-16, although in cumulative terms they increased 55.8%, mainly as a result of higher provisions in the energy sector during Q1-16. In the following quarters, these provisions declined gradually. Leading loan-quality indicators improved in the last quarter. The NPL ratio ended at 1.5% (vs. 1.7% in September), with a coverage of 94% (vs. 87% in September). The U.S. business area earned €459 million in 2016, down 11.5% y-o-y.

02.01.2017

Turkey’s results in homogeneous terms (i.e. including the stake as if it had been incorporated by the full integration method since January 1, 2015) reflect the notable strength of recurring revenues. In 2016, net interest income grew 10.6% y-o-y thanks to higher lending volume and good price management. Fees and commissions, on the other hand, grew 7.8%. Both headings favored gross income (+21.2% y-o-y). All of the above, together with moderate growth in expenses, helped operating income to grow by 32.6%. Asset quality showed a positive behavior in a complex environment. The NPL ratio dropped to 2.7% in December (vs. 2.9% in September) and stood below the sector’s average. Turkey’s net attributable profit jumped 40.5% y-o-y to €599 million.

In Mexico, the activity continued to improve and contributed, once again, to consolidate BBVA Bancomer in its leadership position, with a market share for its current portfolio of 23.5%. Solid banking business performance drove the net interest income and commissions and fees headings to grow 11.6% and 10.2%, respectively, in 2016. All this, in combination with a solid net trading income evolution (especially in Q4-16), helped gross income to grow 12.1%, to €6.77 billion. Another key issue was the cost containment effort, which, in the year as a whole, grew at a slower rate than revenues. As a result, operating income grew 15% in 2016. In terms of asset quality, the trend is still of stability in the main risk indicators, in line with expectations. In this regard, NPL and coverage ratios ended December at 2.3% and 127%, respectively. BBVA’s net attributable profit in Mexico in 2016 came to €1.98 billion, growing again at double digit rates (+11.0% y-o-y).

In South America, activity growth continued both in terms of investment and resources, though at a softer pace following the macroeconomic slowdown in the region. Growth propelled a solid evolution of recurring revenues. Net interest income grew 11.4% y-o-y, while commissions and fees rose 8.2%. All this, together with a good behavior of NTI helped gross income to increase 10.3% in 2016. High inflation rates in some countries and exchange rate trends impacted the expense line, which grew 17.5% in 2016. However, operating income increased 4.7%. Regarding asset quality, the main credit risk metrics deteriorated slightly, as expected, driven by the macroeconomic environment. The NPL ratio stood at 2.9% (from 2.8% in September). In 2016, net attributable profit jumped 1.1% to €771 million.

Contact details:

BBVA Corporate Communications

Tel. +34 91 537 61 14

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: https://www.bbva.com

02.01.2017

About BBVA

€ 732	70	35	8,660	31,120	134,792
billion in total assets	million customers	countries	branches	ATMs	employees

Data at the end of December 2016.

BBVA is a customer-centric global financial services group founded in 1857. The Group is the largest financial institution in Spain and Mexico and it has leading franchises in South America and the Sunbelt Region of the United States; and it is also the leading shareholder in Garanti, Turkey’s biggest bank for market capitalization. Its diversified business is focused on high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices.

BBVA Group highlights

(Consolidated figures)

	31-12-16	Δ%	31-12-15	31-12-14
Balance sheet (million euros)
Total assets	731,856	(2.4)	749,855	651,511

Loans and advances to customers (gross)	430,474	(0.6)	432,855	366,535
Deposits from customers	401,465	(0.5)	403,362	330,983
Other customer funds	132,092	0.2	131,822	120,631

Total customer funds	533,557	(0.3)	535,184	451,614

Total equity	55,428	0.3	55,282	51,609

Income statement (million euros)
Net interest income	17,059	3.9	16,426	15,116
Gross income	24,653	4.1	23,680	21,357
Operating income	11,862	4.4	11,363	10,406
Income before tax	6,392	8.7	5,879	4,063
Net attributable profit	3,475	31.5	2,642	2,618
The BBVA share and share performance ratios
Number of shares (millions)	6,567	3.1	6,367	6,171
Share price (euros)	6.41	(4.8)	6.74	7.85
Earning per share (euros)	0.50	33.3	0.37	0.40
Book value per share (euros)	7.22	(3.4)	7.47	8.01
Tangible book value per share (euros)	5.73	(2.7)	5.88	6.57
Market capitalization (million euros)	42,118	(1.8)	42,905	42,905
Yield (dividend/price; %)	5.8		5.5	4.2
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds) (1)	6.7		5.2	5.5
ROTE (net attributable profit/average shareholders’ funds excluding intangible assets) (1)	8.2		6.4	6.7
ROA (net income/average total assets)	0.64		0.46	0.50
RORWA (net income/average risk-weighted assets)	1.19		0.87	0.91
Efficiency ratio	51.9		52.0	51.3
Cost of risk	0.84		1.06	1.25
NPL ratio	4.9		5.4	5.8
NPL coverage ratio	70		74	64
Capital adequacy ratios (%) (2)
CET1	12.2		12.1	11.9
Tier 1	12.9		12.1	11.9

Total capital ratio	15.1		15.0	15.1

Other information
Number of shareholders	935,284	0.1	934,244	960,397
Number of employees	134,792	(2.3)	137,968	108,770
Number of branches	8,660	(5.3)	9,145	7,371
Number of ATMs	31,120	1.6	30,616	22,414

General note: Since the third quarter of 2015, the total stake in Garanti is consolidated by the full integration method. For previous periods, the financial information provided in this document is presented integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

(1)	The ROE and ROTE ratios include in the denominator the Group’s average shareholders’ equity, but do not take into account the caption within total equity named “Accumulated other comprehensive income” with an average balance of -€2,248m in 2014, -€1,139m in 2015 and -€4,492m in 2016.
(2)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 60% phase-in for 2016 and a 40% for 2015.

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2016				2015
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,385	4,310	4,213	4,152	4,415	4,490	3,858	3,663
Net fees and commissions	1,161	1,207	1,189	1,161	1,263	1,225	1,140	1,077
Net trading income	379	577	819	357	451	133	650	775
Dividend income	131	35	257	45	127	52	194	42
Share of profit or loss of entities accounted for using the equity method	7	17	(6)	7	(16)	3	18	3
Other operating income and expenses	159	52	(26)	66	(94)	76	62	73
Gross income	6,222	6,198	6,445	5,788	6,146	5,980	5,922	5,632
Operating expenses	(3,243)	(3,216)	(3,159)	(3,174)	(3,292)	(3,307)	(2,942)	(2,776)
Personnel expenses	(1,698)	(1,700)	(1,655)	(1,669)	(1,685)	(1,695)	(1,538)	(1,460)
Other administrative expenses	(1,180)	(1,144)	(1,158)	(1,161)	(1,268)	(1,252)	(1,106)	(1,024)
Depreciation	(365)	(372)	(345)	(344)	(340)	(360)	(299)	(291)
Operating income	2,980	2,982	3,287	2,614	2,853	2,673	2,980	2,857
Impairment on financial assets (net)	(687)	(1,004)	(1,077)	(1,033)	(1,057)	(1,074)	(1,089)	(1,119)
Provisions (net)	(723)	(201)	(81)	(181)	(157)	(182)	(164)	(230)
Other gains (losses)	(284)	(61)	(75)	(62)	(97)	(127)	(123)	(66)
Income before tax	1,285	1,716	2,053	1,338	1,544	1,289	1,604	1,442
Income tax	(314)	(465)	(557)	(362)	(332)	(294)	(429)	(386)
Net income from ongoing operations	971	1,251	1,496	976	1,212	995	1,175	1,056
Results from corporate operations (2)	—	—	—	—	4	(1,840)	144	583
Net income	971	1,251	1,496	976	1,215	(845)	1,319	1,639
Non-controlling interests	(293)	(286)	(373)	(266)	(275)	(212)	(97)	(103)
Net attributable profit	678	965	1,123	709	940	(1,057)	1,223	1,536
Attributable profit without corporate transactions	678	965	1,123	709	936	784	1,078	953
Earning per share (euros)	0.09	0.14	0.16	0.10	0.13	(0.17)	0.18	0.23
Earning per share (excluding corporate operations; euros)	0.09	0.14	0.16	0.10	0.13	0.11	0.15	0.14

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti and the impact of the sale of BBVA’s 29.68% stake in CIFH.

Consolidated income statement (1)

(Million euros)

	2016	Δ%	Δ% at constant exchange rates	2015
Net interest income	17,059	3.9	14.9	16,426
Net fees and commissions	4,718	0.3	8.5	4,705
Net trading income	2,132	6.1	16.2	2,009
Dividend income	467	12.4	13.5	415
Share of profit or loss of entities accounted for using the equity method	25	n.m.	n.m.	8
Other operating income and expenses	252	114.5	86.5	117
Gross income	24,653	4.1	14.2	23,680
Operating expenses	(12,791)	3.9	11.9	(12,317)
Personnel expenses	(6,722)	5.4	12.6	(6,377)
Other administrative expenses	(4,644)	(0.1)	9.5	(4,650)
Depreciation	(1,426)	10.5	16.6	(1,290)
Operating income	11,862	4.4	16.9	11,363
Impairment on financial assets (net)	(3,801)	(12.4)	(4.6)	(4,339)
Provisions (net)	(1,186)	61.9	73.5	(733)
Other gains (losses)	(482)	17.0	16.6	(412)
Income before tax	6,392	8.7	26.2	5,879
Income tax	(1,699)	17.9	43.1	(1,441)
Net income from ongoing operations	4,693	5.7	21.0	4,438
Results from corporate operations (2)	—	—	—	(1,109)
Net income	4,693	41.0	69.5	3,328
Non-controlling interests	(1,218)	77.5	98.4	(686)
Net attributable profit	3,475	31.5	61.2	2,642
Attributable profit without corporate transactions	3,475	(7.4)	6.4	3,752
Earning per share (euros)	0.50			0.37
Earning per share (excluding corporate operations; euros)	0.50			0.54

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti and the impact of the sale of BBVA’s 29.68% stake in CIFH.

Evolution of the consolidated income statement with Turkey in comparable terms (1)

(Millon euros)

	2016	Δ%	Δ% at constant exchange rates
Net interest income	17,059	(3.6)	7.0
Net fees and commissions	4,718	(5.6)	2.5
Net trading income	2,132	9.7	19.8
Other income/expenses	744	31.1	31.1
Gross income	24,653	(2.2)	7.7
Operating expenses	(12,791)	(1.4)	6.6
Operating income	11,862	(3.1)	8.9
Impairment on financial assets (net)	(3,801)	(16.5)	(8.8)
Provisions (net) and other gains (losses)	(1,669)	46.0	52.3
Income before tax	6,392	(2.3)	13.5
Income tax	(1,699)	7.8	30.5
Net income from ongoing operations	4,693	(5.5)	8.4
Results from corporate operations (2)	—	—	—
Net income	4,693	21.7	45.7
Non-controlling interests	(1,218)	9.9	24.9
Net attributable profit	3,475	26.5	54.7
Attributable profit without corporate transactions	3,475	(9.9)	3.6

(1)	Variations taking into account the financial statements of Garanti Group calculated by the full integration method since January 1, 2015, without involving a change of the data already published.
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti and the impact of the sale of BBVA’s 29.68% stake in CIFH.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 1, 2017

	By:	/s/ María Ángeles Peláez

	Name:	María Ángeles Peláez

	Title:	Authorized representative